                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

--------------------------------------------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
              PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

(MARK ONE):

/X/   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934.

      For the fiscal year ended December 31, 1998.


/ /   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934.

      For the transition period from _____ to _____

                           Commission File No. 0-22046

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

               Bogen Communications International, Inc. 401(k) Plan


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    Bogen Communications International, Inc.
                                50 Spring Street
                                Ramsey, NJ 07446

REQUIRED INFORMATION

The following financial statements of the Bogen Communications International, Inc. 401(k) Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                   401(K) PLAN
                                    FORM 11-K

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
PART I   -  EXHIBIT INDEX.............................................       2


PART II  -  FINANCIAL INFORMATION

     Independent Auditor's Report......................................      3
     Statement of Net Assets Available for Benefits -
       December 31, 1998...............................................      4
     Statement of Changes in Net Assets Available for
       Benefits For the period April 1, 1998 (Date of Inception)
       to December 31, 1998............................................      5
     Notes to Financial Statements.....................................      6-10
           Schedule of Assets Held for Investment Purposes.............      11

SIGNATURE OF PLAN ADMINISTRATOR........................................      12


                                  EXHIBIT INDEX

EXHIBIT NUMBER                      EXHIBIT                      LOCATION
--------------                      -------                      --------
    23.1                       Consent of KPMG LLP                Page 13


                          INDEPENDENT AUDITORS' REPORT




October 12, 2000



The Plan Administrator
Bogen Communications International, Inc.
  401(k) Plan:


We have audited the accompanying statement of net assets available for benefits of the Bogen Communications International, Inc. 401(k) Plan as of December 31, 1998, and the related statement of changes in net assets available for benefits for the period April 1, 1998 (date of inception) to December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998, and the changes in net assets available for benefits for the period April 1, 1998 (date of inception) to December 31, 1998, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The 1998 supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the 1998 basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The 1998 supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                    /s/ KPMG LLP
                                            ----------------------------

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                   401(K) PLAN
                      Statement of Net Assets Available
                                 For Benefits

                               December 31, 1998

Investments, at fair value (note 1):
  Money Market Funds                                                                           $     8,065
  The American Funds Group:
     Capital Income Builder                                                                        176,481
     The Income Fund of America                                                                    269,758
     Washington Mutual Investors Fund                                                               37,891
  Franklin Mutual Series Discovery Fund                                                             14,943
  Neuberger & Berman Partners -- Assets                                                             20,799
  Neuberger & Berman Genesis -- Assets                                                              22,549
  The Victory Stock Index Fund                                                                     548,793
  The Victory Fund for Income -- Class A                                                            14,314
  EB MaGIC Fund                                                                                    314,221
  Bogen Communications International, Inc. Common Stock                                            208,603
  Geotek Communications, Inc. Common Stock                                                             105
                                                                                                ----------
                                                     Total investments                           1,636,522

Employer contribution receivable                                                                     3,200
Participants' contribution receivable                                                               10,180
Loan repayments receivable                                                                             885
Loans receivable from participants                                                                  81,248
Other assets, net                                                                                       99
                                                                                                ----------

                                                     Net assets available for benefits         $ 1,732,134
                                                                                                ==========

See accompanying notes to financial statements.

                                BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                              401(K) PLAN
                                    Statement of Changes in Net Assets
                                          Available for Benefits

                                   For the Period April 1, 1998 (Date of
                                      Inception) to December 31, 1998

                                          PARTICIPANT AND
                                          NON-PARTICIPANT
                                            DIRECTED --
                                                BOGEN               PARTICIPANT
                                           COMMUNICATIONS           DIRECTED --
                                           INTERNATIONAL,            ALL OTHER
                                             INC. STOCK             INVESTMENTS              OTHER              TOTAL
                                         -------------------  ------------------------  ----------------  ----------------
Additions:
  Contributions:
   Participants                          $             8,739                   220,651            10,180           239,570
   Rollovers                                         147,946                 1,308,380                --         1,456,326
   Employers                                          74,434                        --             3,200            77,634
   Interfund transfers                                 7,596                    (7,596)               --                --
   Net earnings                                      (17,165)                   81,645                --            64,480
                                         -------------------  ------------------------  ----------------  ----------------

               Total additions                       221,550                 1,603,080            13,380         1,838,010
                                         -------------------  ------------------------  ----------------  ----------------

Deductions:
  Benefits paid to participants                        4,567                    99,563                --           104,130
  Other                                                   --                        --              (885)             (885)
  Administrative fees                                    216                     2,415                --             2,631
                                         -------------------  ------------------------  ----------------  ----------------

               Total disbursements                     4,783                   101,978              (885)          105,876
                                         -------------------  ------------------------  ----------------  ----------------

               Net increase                          216,767                 1,501,102            14,265         1,732,134

Net assets at April 1, 1998                               --                        --                --                --
                                         -------------------  ------------------------  ----------------  ----------------

Net assets at December 31, 1998          $           216,767                 1,501,102            14,265         1,732,134
                                         ===================  ========================  ================  ================

See accompanying notes to financial statements.

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                   401(K) PLAN

                          Notes to Financial Statements

                                December 31, 1998


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION

          The accompanying financial statements of the Bogen Communications International, Inc. 401(k) Plan (the Plan) have been prepared on an accrual basis and present the net assets available for benefits and the changes in those assets.

     (b)  USE OF ESTIMATES

          In preparing the Plan's financial statements, management has made a number of estimates and assumptions relating to the reporting of assets and liabilities, increases and decreases in net assets and the disclosure of contingent assets and liabilities to present these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

     (c)  RISKS AND UNCERTAINTIES

          The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. Investments are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs.

     (d)  INVESTMENTS

          Investments are stated at fair value based upon quoted market prices. Interest and dividends on investments are recognized in the period earned. All purchases and sales of securities are recorded on a trade-date basis.

     (e)  NEW ACCOUNTING PRONOUNCEMENT

          In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999, with earlier application encouraged. The Plan adopted SOP 99-3 during the plan year ending December 31, 1998.


                                       6                          (Continued)

                    BOGEN COMMUNICATIONS INTERNATIONAL, INC.
                                   401(K) PLAN

     (f)  PAYMENT OF BENEFITS

          Benefits are recorded when paid.

(2)  PLAN DESCRIPTION

          The following brief description of the Plan is provided for information purposes only. Members should refer to the plan document for more complete information.

     (a)  GENERAL

          The Plan was adopted on April 1, 1998 as a defined contribution plan sponsored by Bogen Communications International, Inc. (Bogen). Employees who participated in the 401(k) plan of the predecessor company, Geotek Communications, Inc., were given the option to roll over their balances into the Plan on April 1, 1998.

          The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  ELIGIBILITY

          Substantially all full-time employees of Bogen are eligible for participation after six consecutive months of service, as defined, provided they have attained age 18.

     (c)  EMPLOYEE CONTRIBUTIONS

          Eligible employees who participate in the Plan may make contributions through payroll deductions, not exceeding 20% of their compensation, as defined.

     (d)  EMPLOYER CONTRIBUTIONS

          Employer contributions are equal to 50% of the employee contributions up to 6% of a participant's compensation, as defined. Employer matching contributions are invested in Bogen Communications International, Inc. Common Stock and are not subject to participant redirection.

     (e)  VESTING

          All participant contributions, rollover contributions and transfers, and income or losses thereon are fully vested at all times. A participant becomes 10% vested in Bogen's contributions and income or losses thereon after one year of service, as defined, increased by 15% the following year and 25% for each of the next three years of service. A participant is 100% vested in employer matching contributions and income or losses thereon after 5 years.

          A participant becomes fully vested in the case of death, permanent disability or upon attainment of age 65. The non-vested account balance (forfeitures) of participants who were terminated for any reason other than death, disability or retirement will be used to offset Bogen's future contributions.

     (f)  WITHDRAWALS

          During employment, a participant may make withdrawals of amounts applicable to his or her contributions and income or losses thereon, subject to certain restrictions, as defined in the plan document.

     (g)  BENEFIT PAYMENTS

          Upon death, disability, termination or retirement, a participant's vested amount under the Plan is distributed either in a lump-sum payment or in installments, as elected by the participant or beneficiary. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

     (h)  FORFEITURES

          Forfeitures are applied to reduce the amount of future employer contributions. Forfeitures were $1,400 for the period April 1, 1998 (date of inception) to December 31, 1998.

     (i)  PARTICIPANT ACCOUNTS

          Each participant's account is credited with his or her contributions, the appropriate amount of Bogen's contributions, and an allocation of plan earnings or losses. Allocations of plan earnings or losses are based upon each participant's proportionate share of assets in the Plan in relation to all plan assets.

     (j)  LOANS

          Participants may borrow from their fund account a minimum of $1,000 up to a maximum of the lesser of 50% of their vested account or $50,000 (reduced by the excess of the highest loan balance in the last 12 months over the outstanding balance on the date of the loan). The interest rate on loans is prime plus one percent. The maximum loan term is five years, except for a home loan which is ten years. Loans shall be repaid by payroll deductions and are secured by the vested balance of the participant's account equal to the amount of the loan. Loans to participants are recorded at carrying value which approximates fair market value.

(3)  INVESTMENTS AND INVESTMENT OPTIONS

     The plan sponsor has appointed Key Trust National Association as custodian of the Plan's assets. Upon enrollment in the Plan, a participant may direct his or her contributions to any of the following funds:

     - The American Funds Group -- Capital Income Builder -- This fund seeks above-average current income, a growing stream of income and growth of capital.

     - The American Funds Group -- The Income Fund of America -- This fund seeks current income and growth of capital.

     - The American Funds Group -- Washington Mutual Investors Fund -- This fund seeks current income and an opportunity for growth of principal consistent with sound common stock investing.

     - Franklin Mutual Series Discovery Fund -- This fund seeks long-term capital appreciation by investing approximately 50% of its assets in foreign investments.

     - Neuberger & Berman Partners -- Assets -- This fund seeks capital growth.

     - Neuberger & Berman Genesis -- Assets -- This fund seeks capital appreciation.

     - The Victory Stock Index Fund -- This fund seeks to provide long-term capital appreciation by attempting to match the investment performance of the S&P 500 Index.

     - The Victory Fund for Income -- Class A -- This fund seeks to provide a high level of current income consistent with preservation of shareholder's capital.

     - EB MaGIC Fund -- This fund seeks a reasonable level of income together with stability of principal. This fund invests primarily in a diversified portfolio of insurance companies and other investment contracts. The effective maturity of the fund will be five years or less. This is a collective fund and not a registered mutual fund.

          The fund had interest rates ranging from 6.2% to 6.4% for the year ended December 31, 1998, and had an average yield of 6.3% for the year ended December 31, 1998.

     - Bogen Communications International, Inc. Common Stock -- This investment offers Bogen Communications International, Inc. common stock.

     - Geotek Communications, Inc. Common Stock -- This investment offers Geotek Communications, Inc. common stock.

     (4)  PLAN TERMINATION

          Although it has not expressed any intent to do so, Bogen has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan terminate, each participant becomes fully vested in his or her account.

     (5)  FEDERAL INCOME TAXES

          The Plan adopted the Prism Prototype Retirement Plan and Trust Agreement (the Prototype Plan) on April 1, 1998. The Prototype Plan obtained its latest determination letter on March 24, 1995, in which the Internal Revenue Service stated that the Prototype Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). In the opinion of the plan administrator and the Plan's tax counsel, the Plan and its underlying trust is currently designed and being operated in compliance with the applicable requirements of the Code, however the Company has not requested a separate IRS determination letter for the Plan. No provision for income taxes has been included in the Plan's financial statements.

     (6)  PLAN EXPENSES

          The administrative expenses equal to the eligible employee fee, as defined, and loan fees are charged against the accounts of the participants. All other administrative expenses are paid by the Plan Sponsor.

     (7)  RELATED PARTY TRANSACTIONS

          Several of the Plan's investments are shares in pooled funds managed by Key Asset Management, a related party to the custodian and trustee of the Plan. These transactions and those involving the Plan Sponsor and participants qualify as related-party transactions.

                                                                        SCHEDULE

                              BOGEN COMMUNICATIONS
                               INTERNATIONAL, INC.
                                   401(k) PLAN

                             Schedule of Assets Held
                             for Investment Purposes

                                December 31, 1998

                                                                                       FAIR
              DESCRIPTION OF                                                          MARKET
              INVESTMENTS                                                              VALUE
---------------------------------------------------------------                    ------------
Participant directed and non-participant directed:
   Bogen Communications International, Inc. Common Stock                           $    208,603
   Money Market Funds*                                                                    8,065
   Other assets, net                                                                         99
                                                                                    -----------

                                                                                   $    216,767
                                                                                    ===========

Participant directed:
   The American Funds Group:
      Capital Income Builder                                                       $    176,481
      The Income Fund of America                                                        269,758
      Washington Mutual Investors Fund                                                   37,891
   Franklin Mutual Series Discovery Fund                                                 14,943
   Neuberger & Berman Partners -- Assets                                                 20,799
   Neuberger & Berman Genesis -- Assets                                                  22,549
   The Victory Stock Index Fund*                                                        548,793
   The Victory Fund for Income -- Class A*                                               14,314
   EB MaGIC Fund*                                                                       314,221
   Geotek Communications, Inc. Common Stock                                                 105
   Participant loans (rate of interest prime plus 1%)                                    81,248
                                                                                    -----------

                                                                                   $  1,501,102
                                                                                    ===========

*Party-in-interest transactions

                           SIGNATURE OF PLAN ADMINISTRATOR



         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


              Bogen Communications International, Inc. 401(k) Plan


Date:    January 23, 2001           By  /s/ Maureen A. Flotard
                                        ------------------------
                                        Maureen A. Flotard
                                        Plan Administrator
                                        CFO & Vice President - Finance
                                        Bogen Communications International, Inc.